

Johnson Electric Holdings Limited

03 JUL -3 AM 7:21 (Incorporated in Bermuda with limited liability)
Johnson Building, 6-22 Dai Shun Street
Tai Po Industrial Estate, New Territories, Hong Kong

Main: (852) 2663 6688 Fax: (852) 2897 2054
http://www.johnsonelectric.com

BY AIRMAIL


03024376

26th June 2003

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Re: **Johnson Electric Holdings Limited**
File No.: 82-2416

Dear Sirs,

We have enclosed the following documents submitted to you in order to maintain the exemption, pursuant to Rule 12g3-2(b), under the Securities Exchange Act of 1934.

1. Announcements dated 31st March, 24th April, 22nd May, 5th June 2003
2. Circular dated 23rd June 2003
3. Annual Report 2003

Please acknowledge receipt of the above by stamping duplicated copy of this letter and returning to us in the enclosed self-addressed envelope.

Thank you for your kind assistance.

Yours sincerely,

SusanYip
Company Secretary

Encl.

dlw 7/8

Press release

Johnson Electric announces retirement of independent non-executive director

Hong Kong, 31 March 2003 — Johnson Electric Holdings Limited ("the Company") today announced that Mr Li Fook Wo, JP, has retired and resigned as an independent non-executive director of the Company. The retirement takes effect from today.

Mr Li, aged 85, has been an independent non-executive director of the Company for 19 years. The board wishes to thank Mr Li for his valuable contribution to the Company during his tenure of office.

- End -

For more information, please contact:
Debbie Chu
Golin/Harris Forrest
Tel: 2501 7916
Fax: 2810 4780
Email: debbie.chu@golinharris.com

For immediate release

Johnson Electric Acquires 49% of Nihon Mini Motor for US$12.3 million

Hong Kong, 24 April, 2003 — Johnson Electric Holdings Limited has entered into an agreement to acquire a 49 percent stake in Nihon Mini Motor from Mitsubishi Materials Corporation for approximately US$12.3 million.

Mitsubishi Materials is currently concentrating on its core business and therefore decided that it is in the best interests of Nihon Mini Motor to sell the shares to Johnson Electric, one of the world's largest motor companies and the industry growth leader. Nihon Mini Motor is a leading designer of micro motors for multiple audio visual applications, including digital camera, video camera and projectors.

According to the agreement, Johnson Electric will hold 49 percent equity and Mitsubishi Materials will retain 2.96 percent of the shares of Nihon Mini Motor. The remaining 48.04 percent will continue to be held by 23 shareholders, consisting of individuals, employees and corporations. The transaction will be completed on 30 April, 2003.

According to Jim Dick, VP Strategic Marketing at Johnson Electric, the acquisition provides for excellent growth opportunities because of Nihon Mini Motor's strong product line-up and customer relationships in the Japanese camera motor market. Johnson Electric will leverage its worldwide sales channels to expand the customer base and grow sales beyond Nihon Mini Motor's current revenue of US$45 million annually.

Johnson Electric Holdings Limited is listed on the Hong Kong Stock Exchange and is a constituent stock of the Hang Seng Index. Johnson Electric employs over 30,000 people in 14 countries, with the majority of the workforce engaged in production activities in China, Thailand and Mexico. Design engineering centers are located in Hong Kong, Italy, Germany, China, Japan, and the USA. The Johnson Electric Group is the motor industry's growth leader, providing micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors. Additional information is available at www.johnsonelectric.com.

Nihon Mini Motor was founded in 1979 and has it's head office in Saku City, Nagano Prefecture, Japan. There are 140 employees in Japan and 1,100 employees at the production plant in Dalian, China. Nihon Mini Motor designs and produces micro motors for multiple audio visual applications, including digital camera, video camera and projectors.

Mitsubishi Materials K.K. (Code: 5711) is listed on the first section of TSE, OSE, NSE, FSE and SSE.

# # #

For more information, please contact:

Debbie Chu
Golin/Harris Forrest
(on behalf of Johnson Electric)
Hong Kong
Tel: (852) 2501-7916
Fax: (852) 2810-4780
Email: debbie.chu@golinharris.com

Toru Suzuki
PR/IR section manager
Mitsubishi Materials Corporation
Japan
Tel: (81) 3-5252-5206

For immediate release

Johnson Electric announces senior executive appointments

Hong Kong, 22 May 2003 — Johnson Electric Holdings Limited ("the Group") today announced the appointment of two senior executives to strengthen its management team for continued business growth.

Mr Paul Tong, formerly Chief Financial Officer of the Group, has been appointed Executive Vice President and General Counsel. Mr Eric Davis has succeeded Mr Tong as Senior Vice President and Chief Financial Officer.

Prior to joining Johnson Electric in September 1995, Mr Tong had over 20 years' experience in manufacturing, shipping and trading with large multinational groups. In addition to his duties in the new capacity, Mr Tong will continue to be responsible for investor relations.

Mr Davis, based in Hong Kong, will oversee finance, treasury and information technology as well as the coordination of internal audits. He has strong financial management experience having held chief financial officer positions in Toronto, Bangkok, Singapore and Manila for The Coca-Cola Company where he worked since 1985. A Chartered Accountant and a Certified Management Accountant, Mr Davis obtained a Bachelor of Science degree from Trent University in Canada.

Johnson Electric Holdings Limited is listed on the Hong Kong Stock Exchange and is a constituent stock of the Hang Seng Index. Johnson Electric employs over 30,000 people in 14 countries, with the majority of the workforce engaged in production activities in China, Thailand and Mexico. Design engineering centers are located in Hong Kong, Italy, Germany, China, Japan, and the USA. The Johnson Electric Group is the motor industry's growth leader, providing micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors. Additional information is available at www.johnsonelectric.com.

###

For more information, please contact:
Debbie Chu
Golin/Harris Forrest
Tel: 2501 1916
Fax: 2810 4780
Email: debbie.chu@golinharris.com

For immediate release

Johnson Electric Appoints Two Independent Non-Executive Directors

Johnson Electric Holdings Limited announced the appointment of Mr Arkadi Kuhlmann and Mr Oscar De Paula Bernardes Neto as independent non-executive directors of the Group today.

Mr Kuhlmann, 55, has over 25 years of banking experience and has served as a director of more than 10 public and private companies in Canada, the USA, the UK, Australia and Hong Kong. He is currently the Chairman and Chief Executive Officer of ING Bank FSB, USA, and a member of the Management Council of ING Group in Amsterdam, in the Netherlands.

Mr Bernardes, 56, is currently the Chairman of Lid Group and a Director of Delphi Corp., Bunge Brasil and Gerdau S.A.. Previously, he held several senior positions, as the Senior Partner of Booz-Allen & Hamilton and as Chief Executive Officer of Bunge International.

Johnson Electric Holdings Limited is listed on the Hong Kong Stock Exchange and is a constituent stock of the Hang Seng Index. Johnson Electric employs over 30,000 people in 14 countries, with the majority of the workforce engaged in production activities in China, Thailand and Mexico. Design engineering centers are located in Hong Kong, Italy, Germany, China, Japan, and the USA. The Johnson Electric Group is the motor industry's growth leader, providing micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors. Additional information is available at www.johnsonelectric.com.

###

Issue date: 5 June 2003

For more information, please contact:
Debbie Chu
Golin/Harris Forrest
Tel: 2501 7916
Fax: 2810 4780
Email: debbie.chu@golinharris.com

NEWS RELEASE

Johnson Electric Reports Record Annual Sales and Earnings

Financial results for the 12 months ended 31st March 2003

Highlights:

- Total sales were US$955million; up 23.5% compared to the 2002 financial year
- Pre-tax profits were US$174 million; up 38%
- Net earnings increased 35% to a record US$150 million
- Unanticipated airfreight expenses of approximately US$7 million in the second half of the financial year acted to constrain additional profitability gains
- Earnings per share increased 35% to 4.08 US cents
- Final dividend of 1.15 US cents per share, which together with the interim dividend of 0.51 US cents per share represents a total dividend of 1.66 US cents – an increase of 26% over the 2002 financial year
- The Group continued to be essentially debt-free as at 31st March 2003, with cash reserves of US$193 million

HONG KONG, 5th June 2003 – Johnson Electric Holdings Limited ("Johnson Electric"), a global leader in the design and manufacture of micromotors and motor systems, today announced its results for the 12 months ended 31st March 2003.

Sales for the 2002-03 financial year were US$955 million, net earnings US$150 million, and earnings per share of 4.08 US cents – all record levels of performance for the company.

The 23.5% increase in sales over the comparable period in 2002 reflected both a significant improvement in trading conditions for Johnson Electric, as well as contributions from newly acquired product lines, market share gains, and new product introductions.

The 35% increase in profits attributable to shareholders stemmed mainly from the combination of higher demand, on-going cost reduction initiatives, and improved operating leverage on a higher sales base.

The potential for further profitability improvements in the second half of the financial year was constrained due to unanticipated airfreight expenses of approximately US$7 million. The additional airfreight costs were primarily the result of a combination of production and sourcing difficulties on two new lines of motors in China replacing production in North America. The issues have now been resolved and the company is resuming normal shipping by sea-freight.

Commenting on the annual results, Patrick Wang, Chairman and Chief Executive, said, "Johnson Electric performed strongly in a global economy that remained sluggish and that experienced high levels of political and economic uncertainty throughout much of 2002 and the first months of 2003.

"Severe Acute Respiratory Syndrome ("SARS"), while clearly a disturbing factor to everyone living in areas that it has affected, has not had a material impact on the business of Johnson Electric up to the present time. The management has effectively implemented a number of stringent preventative and contingency measures to minimize the potential SARS risk to the health of our people and to the operations of our company."

Discussing the Group's prospects, Mr. Wang said: "The current trading performance of Johnson Electric is satisfactory. The global economy, however, has yet to demonstrate any definitive indications of a sustained recovery. For the time being therefore, management will continue to adopt a relatively cautious approach to capital investment and operating expenditure until the timing and strength of an upturn in global demand becomes more apparent.

"The Group is well positioned across the range of market segments that it serves and our various business units are off to a good start in executing business plans that in aggregate anticipate double-digit annual sales growth. Overall, we are optimistic that Johnson Electric will again achieve excellent progress towards its strategic goals in the year ahead."

* * * *

Attached to this press release is the full text of the Chairman's Statement and a summary of Johnson Electric Holdings' profit statement for the 12 months ended 31st March 2003.

For more information, please contact:

Debbie Chu
Golin/Harris Forrest
Direct line: (852) 2501 7916
Fax: (852) 2810 4780
Email: debbie.chu@golinharris.com

JOHNSON ELECTRIC HOLDINGS LIMITED
2002/2003 ANNUAL RESULTS ANNOUNCEMENT
Twelve months ended 31 March 2003

FINANCIAL HIGHLIGHTS

	2003 US$'m	2002 US$'m	% change
Turnover	**955**	774	+23.5
Profit before taxation	**174**	126	+38
Profit attributable to shareholders	**150**	111	+35
Shareholders' fund	**669**	556	+20
Earnings per share (US cents)	**4.08**	3.02	+35
Dividend per share (US cents)	**1.66**	1.32	+26

A Message from Patrick Wang

To Our Shareholders,

I am pleased to report that Johnson Electric achieved record sales and earnings for the financial year ended 31st March 2003:

- Total sales were US$955 million; up 23.5% compared to the 2002 financial year
- Pre-tax profits were US$174 million; up 38%
- Net earnings increased 35% to a record US$150 million
- Earnings per share increased 35% to US 4.08 cents
- Dividends per share increased 26% to US1.66 cents
- Johnson Electric's underlying financial position remains exceptionally strong and, taking into account cash reserves of US$193 million, the Group is essentially debt free.

Current trading conditions are generally positive, despite the lack of a clear, sustained upturn in the global economy. Severe Acute Respiratory Syndrome ("SARS"), while clearly a disturbing factor to everyone living in areas that it has affected, has not had a material impact on the business of Johnson Electric up to the present time. The management has effectively implemented a number of stringent preventative and contingency measures to minimize the potential SARS risk to the health of our people and to the operations of our company.

Dividends

The Board has recommended a final dividend of 1.15 US cents per share, which together with the interim dividend of 0.51 US cents per share, represents a total dividend of 1.66 US cents – an increase of 26% over the 2002 financial year.

Operating Environment in 2002/03

Johnson Electric performed strongly in a global economy that experienced high levels of political and economic uncertainty throughout much of 2002 and the first months of 2003. In both North America and Europe, industrial output and business confidence levels were particularly weak in the period preceding the most recent Middle East conflict and have yet to demonstrate obvious signs of recovery.

It is therefore pleasing to report that each of Johnson Electric's main business segments were able to deliver double digit sales growth compared to the prior year.

The Automotive Motors Group, which contributes approximately 63% of the Group's sales, recorded a 26% increase in total revenue to US$606 million. A combination of newly acquired product lines, new product introductions, market share gains, and a pick-up in customer inventory levels all combined to increase demand for automotive motors and motor systems in each of our major markets.

In order to align the Automotive Motor Group's activities more closely with its customers, a new organization structure was implemented at the end of the financial year. This organization consists of five business units configured according to customer product applications: body instruments; powertrain management (engine management); chassis braking; body climate; and powertrain cooling (engine cooling).

The Commercial Motors Group, which supplies micromotors to non-automotive customers in a number of application segments, achieved year-on-year revenue growth of 19%. All of this Group's business units achieved double digit sales improvements, with particularly strong performances coming from home appliances and power tools which each benefited from new customer wins and new product introductions. Business equipment and personal care products also achieved satisfactory growth in markets experiencing relatively soft end-user demand.

The second-half sales performance of the Commercial Motors Group was weaker when compared to the exceptionally strong first half. This was partly due to normal seasonal patterns of demand for many of the product applications within this business group, but

also reflected a disappointing second-half performance from the audio visual motor joint venture with Nidec Corporation of Japan.

In April 2003, after the financial year end, Johnson Electric announced the acquisition of a 49% interest in Nihon Mini Motor, a leading designer of micromotors for multiple audio visual applications, including digital cameras, video cameras and projectors. The acquisition will enable Johnson Electric to participate in a new, fast growing segment of the motor market and will provide the Group with an additional platform of expertise and relationships to strengthen its position in Japan. Johnson Electric also aims to leverage its own worldwide sales channels to expand the customer base and grow sales beyond Nihon Mini Motor's current annual revenue of approximately US$45 million.

Improved Profitability

Record earnings and improved profitability accompanied the Group's strong sales performance.

Gross margins rose by one percentage point despite the inclusion of a full year's contribution of acquired businesses with lower average margins than the existing business. Higher raw materials prices, particularly cold-rolled steel, acted to constrain gross margins somewhat in the second half of the year.

Operating profits before interest, tax and share of losses from joint venture and associated companies also improved and reflected the Group's enhanced operating leverage on a higher sales base. However, unanticipated airfreight expenses amounting to approximately US$7 million during the second half of the financial year offset much of the operating profitability gains achieved in the first period.

The additional airfreight costs were primarily the result of a combination of production and sourcing difficulties on two new lines of motors in China replacing production in North America. These problems, when combined with the effects of the dock strike on the west coast of the United States in the autumn of 2002, resulted in the need to airfreight the finished motors to customers in order to meet tight assembly schedules. Temporary capacity constraints on one of the motor lines subsequently prevented the company from

building inventories sufficiently quickly to resume normal shipping methods. The issues have now been resolved and we are resuming shipping by sea-freight.

The Group's overall net earnings amounted to US$150 million with a net margin of 16%. This compared to net earnings of US$111 million and a net margin of 14% for the prior 2001/02 financial year.

Strategic Development and Growth

To sustain our market position we are also investing heavily in areas that ***make our customers successful***. These areas include faster development-to-delivery cycle times, higher product quality and reliability, and more innovative technology solutions. The result is a business model that combines a low cost position with other important benefits that customers value – and hence enables Johnson Electric to differentiate itself as a major force in our industry.

None of these developments happen without the leadership, drive and commitment of the team of people we have assembled within the Johnson Electric Group. Over the last few years, considerable effort has been devoted to establishing professionally managed human resources processes to help attract, retain and develop the highest quality individuals at all levels in the organization. The goal is to build a high performance culture that sustains profitable growth over the long term.

Among the primary sources of competitive advantage for Johnson Electric are our large-scale manufacturing platform in China and certain distinctive capabilities associated with running a highly vertically-integrated operation over many years. This has provided the basis for a low cost position that is essential for market leadership and commercial success in the global component manufacturing sector.

The global market for motor applications is growing and we are committed to maintaining and gaining share through proven organic development strategies, including new product introductions, higher penetration of existing accounts, and the outsourcing of motor production from OEMs seeking to focus on their core business and brands.

Strategies for Acquisitions

The Group will supplement its primary organic growth strategies with selective acquisitions and investments in businesses that complement Johnson Electric's overall corporate strategy. Among the various criteria that the management uses to assess potential acquisitions are:

- *The strategic fit of the business* in terms of its products, market presence, technology, manufacturing processes, and management. In most cases, this means precision motor manufacturing businesses serving markets where Johnson Electric is present or seeks to expand into. Given the vertically-integrated nature of our operations which involve extensive component manufacturing and tooling activities in China, the Group will also consider selective investments in adjacent areas as long as these represent a logical extension of our manufacturing core competencies.

- *The size and nature of the integration challenge.* In our experience, most of the hard work associated with making acquisitions successful occurs after the transaction is concluded. During the normal course of our business, we review many potential investment opportunities but will only proceed in situations where we have a high degree of confidence that we have the resources and skills necessary to manage the new business effectively in the months and years following financial closure.

Prudence and financial discipline remain the core characteristics underlying the Group's approach to growth through acquisition. Any major new investment of this nature must satisfy the overall objective of maximizing the long-term value of our shareholders' equity.

Current Performance and Outlook

As noted earlier, the current trading performance of Johnson Electric is satisfactory. The global economy, however, has yet to demonstrate any definitive indications of a sustained recovery. For the time being therefore, management will continue to adopt a relatively cautious approach to capital investment and operating expenditure until the timing and strength of an upturn in global demand becomes more apparent.

At the individual business unit level we naturally see greater variation in demand and operating performance – and this variation does not always mirror industry trends. For example, while acknowledging the uncertain outlook for end-user demand in the global automotive sector at the present time, we would also note that the demand cycle for specific motors for specific vehicle models rarely corresponds directly to global production volumes in the industry.

The Group is well positioned across the range of market segments that it serves and our various business units are off to a good start in executing business plans that in aggregate anticipate double-digit annual sales growth. Overall, we are optimistic that Johnson Electric will again achieve excellent progress towards its strategic goals in the year ahead.

On behalf of the Board, I would like to thank all of our customers, shareholders, suppliers, and employees for their continued support.

Patrick Wang Shui Chung
Chairman & Chief Executive